02046261

SEC MAIL PROCESSING SECTION
RECEIVED
2002
WASH. D.C.
155

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For
July 22, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

PROCESSED
JUL 25 2002
THOMSON
FINANCIAL

Yes X

In connection with Rule12g3-2(b) # 82-3153.

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 22, 2002 **NEWS RELEASE 02-15** MAE - TSX
MAENF–OTC Bulletin Board

Record Low Cash Costs at Miramar's Yellowknife Gold Operations

- Cash costs fall below US$200 per ounce of gold, Collective Agreement Signed, Mine Life Extended -

VANCOUVER -- Miramar Mining Corporation announced today operational highlights for the second quarter of 2002. During the three months ended June 30, 2002, Miramar's Yellowknife operations, the Con and Giant mines, produced and shipped 25,791 ounces of gold at a cash cost of US$197 per ounce, versus 36,760 ounces of gold at a cash cost of US$255 per ounce during the second quarter of 2001. This brings first half production to 57,540 oz at a cash cost of US$225 per ounce. In addition, during the second quarter, 14,015 ounces were stockpiled for later processing in the form of refractory flotation concentrates while the autoclave circuit was shutdown.

"During the second quarter, Yellowknife operations performed exceptionally well, despite the temporary suspension of the autoclave caused by the collapse of the roof at the oxygen plant," said Tony Walsh, Miramar's President and CEO. "This performance was driven by a combination of factors, including higher than expected grades at both the Con and Giant mines and lower operating costs. Overall, we are well on track to surpassing our 2002 production forecast."

Production

The Con Mine delivered 72,746 tons grading 0.47 oz/ton gold, and the Giant Mine delivered 17,667 tons grading 0.46 oz/ton gold for processing at the Con mill. Combined, the mines produced and shipped 25,791 ounces of gold and stockpiled a further 14,015 ounces in refractory concentrates, exceeding expectations. Cash costs of US$197 per ounce were lower than forecast, with favourable cost per ounce variances attributable to significantly higher than anticipated grades, reductions in net operating costs due to DIAND's contribution for the Giant Mine, lower processing costs and lower mine maintenance costs.

Oxygen Plant

As announced June 28th, the oxygen plant and the autoclave have resumed operation. During the period from March 16 to June 24 in which the autoclave was down, a total of 15,900 ounces of recoverable gold were stockpiled as concentrates for processing when the oxygen plant returned to operation. It is expected that these concentrates will be treated by year end. With the resumption of autoclave operations, processing of arsenical wastes has resumed.

Labour Agreement

On July 18, 2002, members of the United Steelworkers Local 802 at the Con Mine voted in favour of a new three-year collective agreement that includes improvements to severance and relocation provisions, and a staged annual wage increase of 7%, 5% and 3% over the term of the agreement. This is the first monetary increase at the Con Mine in twelve years and provides for a more competitive compensation package for the Northwest Territories in light of increased competition for skilled labour in the north and encourages labour stability through to the end of the mine life.

Operating Life Extended

As a result of labour certainty resulting from the recent collective agreement, combined with increased gold prices, Miramar is planning to extend the operating life of its Yellowknife operations through to the end of 2004. This extended mine plan would see the Yellowknife operations gradually convert over to a fully refractory operation as free milling reserves at the Con Mine are depleted.

This extended mine plan has a number of benefits: Miramar remains a gold producer through the anticipated start-up of operations at Hope Bay, the incremental production generates additional operating cash flow at current Canadian dollar gold prices and additional closure related activities can be completed while the mine is in operation. Further, significant levels of employment are maintained, to the benefit of the Company's employees and the local community.

In order to implement this plan, approximately $2 million in pre-production development capital is required over the next year to access the 2900N zone at the Con Mine and to refurbish the C1/B3 shaft loading pockets, which will become the sole source of ore haulage as the deeper parts of the mine are abandoned.

Outlook

Based on the production performance in the first half of 2002, production is expected to surpass the 2002 projection 130,000 ounces of gold at lower than the projected cash costs of under US$240 per ounce. Production will decline to approximately 90,000 ounces in each of 2003 and 2004 at cash costs of approximately US$255 per ounce and all in costs of approximately US$260 an ounce. Miramar will continue its efforts to identify opportunities to further extend the operating lives of the Con and Giant Mines.

For further information on this news release or other Miramar news, please see our website at www.miramarmining.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for the operation of the Con and Giant Mines, projected production, cost and cash flow information, plans for operation of the oxygen plant and autoclave and plans for the development of Hope Bay. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in these forward-looking statements, including, without limitation, risks and uncertainties relating to fluctuating precious and base metals prices; uncertainty as to the actual ore grade and recovery rates at the Yellowknife mines; accidents, equipment breakdowns, labour disputes and severance costs or cost overruns or other unanticipated difficulties with or interruptions in production; the possibility of unexpected costs and expenses, including, without limitation costs and expenses relating to environmental issues; the possibility of cost overruns or unanticipated expenses in the work program at Hope Bay; the possibility that further analysis of the Doris North deposit will not indicate that the deposit can be mined profitably, the possibility that the required permits for the mining operation at Doris North may not be acquired, the possibility that actual mining results at Yellowknife or at the Doris North deposit will not meet with Miramar's expectations; the possibility that the Company will change existing plans and embark on new initiatives requiring additional cash expenditures; uncertainties relating to the need for government approvals and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

For further information contact:
Tony Walsh, President & CEO
Or Brian Labadie, Senior Vice President, Operations
Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

Date: July 22, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)